UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934*
Digital River, Inc.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
25388B104

(CUSIP Number)
November 30, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:	☐	Rule 13d-1(b)
	☑	Rule 13d-1(c)
	☐	Rule 13d-1(d)
*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Person Authorized to Receive Notices and Communications:
Janice V. Sharry, Esq.
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5562

SCHEDULE 13G

CUSIP No.	25388B104	Page	2	of	8

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	MSD Capital, L.P., a Delaware limited partnership 74-2880190

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,500,510

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		2,500,510

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,500,510

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

SCHEDULE 13G

CUSIP No.	25388B104	Page	3	of	8

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	MSD TCB, L.P., a Delaware limited partnership 13-4161840

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,500,510

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		2,500,510

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,500,510

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	25388B104	Page	4	of	8

Item 1(a)	Name of Issuer:

Digital River, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

9625 W. 76th Street, Suite 150
Eden Prairie, MN 55344

Item 2(a)	Names of Persons Filing:

MSD Capital, L.P.
MSD TCB, L.P.

Item 2(b)	Addresses of Principal Business Offices:

MSD Capital, L.P.
645 Fifth Avenue, 21st Floor
New York, New York 10022

MSD TCB, L.P.
645 Fifth Avenue, 21st Floor
New York, New York 10022

Item 2(c)	Citizenship:

MSD Capital, L.P. – Delaware
MSD TCB, L.P. – Delaware

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e)	CUSIP Number:

25388B104

CUSIP No.	25388B104	Page	5	of	8

Item 3	Status of Persons Filing:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership:
(a)	As of December 8, 2006, MSD TCB, L.P., a Delaware limited partnership (“TCB”), was the record and beneficial owner of $110,180,000.00 aggregate principal amount 1.25% Convertible Senior Notes due January 1, 2024 (the “Notes”), which, as of January 1, 2007, will be convertible into 2,500,510 shares (the “Shares”) of Common Stock, par value $0.01 per share (the “Common Stock”), of Digital River, Inc. (the “Issuer”).

Pursuant to the terms of the Indenture, dated as of June 1, 2004, between the Issuer and Wells Fargo Bank, National Association, as Trustee (the “Indenture”), which is filed as an exhibit to the Issuer’s Form 8-K filed on July 13, 2004, the Notes shall be convertible upon the occurrence of one of the following events, each of which is described in further detail in the Indenture:
i.	during any fiscal quarter, if the sale price of the Common Stock exceeds 130% of the conversion price per share for each of any twenty consecutive trading days in the immediately preceding fiscal quarter;

ii.	if the Issuer has called the Notes for redemption;

iii.	at any time during the five trading days following any five consecutive trading-day period in which the average of the trading prices for the Notes during such five day period is less than 95% of the average of the conversion values for the Notes during that period;

iv.	the Issuer elects to distribute either: (i) rights or warrants entitling all stockholders to subscribe for or purchase the Common Stock at less than the current market price on the trading day immediately preceding the declaration date of the distribution; or (ii) cash, debt securities, or other evidence of indebtedness or other assets, which distribution, when aggregated with all other such distributions within the preceding year, has a per share value exceeding 10% of the current market

CUSIP No.	25388B104	Page	6	of	8
price of the Common Stock as of the trading day immediately preceding the declaration of the distribution; or

v.	in connection with certain transactions or events constituting a fundamental change to the Issuer.
With respect to the condition for convertibility described in section (i) above, the Indenture specifically provides that the Notes are convertible during any fiscal quarter commencing after June 30, 2004, if the closing per share sale price (as further described in the Indenture) of the Common Stock for each of any twenty consecutive trading days in the immediately preceding fiscal quarter exceeds 130% of the “Conversion Price” of the Common Stock on such trading day. The “Conversion Price” of the Notes is $44.063, subject to adjustment from time to time upon the occurrence of certain events described in the Indenture.
As of November 30, 2006, this condition for convertibility was satisfied, and, as a result, the Notes are convertible into the Shares as of January 1, 2007, and for the duration of the quarter ending March 31, 2007. The Indenture further provides that for each fiscal quarter, TCB must determine whether the Notes are convertible as a result of the satisfaction of the condition described in section (i) above. Therefore, the Notes are convertible for the first quarter of the 2007 fiscal year, but TCB’s ability to convert the Notes pursuant to section (i) above (or any other condition to convertibility) may vary, depending on the then current facts and circumstances.
MSD Capital, L.P., a Delaware limited partnership (“MSD”), is the general partner of TCB, and therefore may be deemed to be the indirect beneficial owner of the Shares during any such period in which the Notes are convertible. MSD Capital Management LLC is the general partner of MSD.
(b)	Percent of Class: 5.9%.

(c)	Number of shares as to which the person has:
(i)	sole power to vote or to direct the vote:
0
(ii)	shared power to vote or to direct the vote:
MSD Capital, L.P. – 2,500,510
MSD TCB, L.P. – 2,500,510
(iii)	sole power to dispose or to direct the disposition of:
0
(iv)	shared power to dispose or to direct the disposition of:
MSD Capital, L.P. – 2,500,510
MSD TCB, L.P. – 2,500,510

CUSIP No.	25388B104	Page	7	of	8

Item 5	Ownership of 5% or Less of a Class:

Not applicable.

Item 6	Ownership of More than 5% on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	25388B104	Page	8	of	8
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 11, 2006

MSD CAPITAL, L.P.

By:	MSD Capital Management LLC, its general partner

	By:	/s/ Marc R. Lisker

Marc R. Lisker
Manager and General Counsel

MSD TCB, L.P.

By:	MSD Capital, L.P., its general partner
By:	MSD Capital Management LLC, its general partner

	By:	/s/ Marc R. Lisker

Marc R. Lisker
Manager and General Counsel

EXHIBITS

Exhibit A	Joint Filing Agreement, dated December 11, 2006, entered into by and between MSD Capital, L.P. and MSD TCB, L.P.